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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 3)


                               WYMAN-GORDON COMPANY
   ----------------------------------------------------------------------
                                (Name of Issuer)


                        Common Stock, par value $1.00 per share
   ----------------------------------------------------------------------
                        (Title of Class and Securities)


                                   983085 10 1
   ----------------------------------------------------------------------
                     (CUSIP Number of Class of Securities)


                              Diane K. Schumacher
                     Senior Vice President, General Counsel
                                  & Secretary
                            Cooper Industries, Inc.
                                 P.O. Box 4446
                             Houston, Texas  77210
                               (713) 739-5400
   ----------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               November 24, 1995
   ----------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of
Rule 13d-1(b)(3) or(4), check the following box:                             [ ]


Check the following box if a fee is being paid with this statement:          [ ]

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                                  SCHEDULE 13D

CUSIP No. 983085 10 1
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Cooper Industries, Inc.
            31-4156620
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a) [x]
                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                     00

--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     Ohio

--------------------------------------------------------------------------------
                                (7)  SOLE VOTING POWER
      NUMBER OF                         16,500,000*
       SHARES                 --------------------------------------------------
    BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY
        EACH                  --------------------------------------------------
      REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON                           16,500,000*
        WITH                  --------------------------------------------------
                                (10) SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                 16,500,000*
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                    [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     47.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

*See Discussion under Item 5 of the Schedule 13D





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                                  SCHEDULE 13D

CUSIP No. 983085 10 1
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Coopind Inc. (formerly CS Holdings Inc.)
            78-0450820
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a)  [x]
                                                      (b)  [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
                                (7)  SOLE VOTING POWER
      NUMBER OF                         16,500,000*
       SHARES                 --------------------------------------------------
    BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY
        EACH                  --------------------------------------------------
      REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON                           16,500,000*
        WITH                  --------------------------------------------------
                                (10) SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        16,500,000*
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                  [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     47.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

* See Discussion under Item 5 of the Schedule 13D





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                                  SCHEDULE 13D

CUSIP No. 983085 10 1
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            CS Holdings International Inc.
--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                      (a) [x]
                                                      (b) [ ]
--------------------------------------------------------------------------------
(3)  SEC USE ONLY

--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                     Cayman Islands
--------------------------------------------------------------------------------
                                (7)  SOLE VOTING POWER
      NUMBER OF                         16,500,000*
       SHARES                 --------------------------------------------------
    BENEFICIALLY                (8)  SHARED VOTING POWER
      OWNED BY
        EACH                  --------------------------------------------------
      REPORTING                 (9)  SOLE DISPOSITIVE POWER
       PERSON                           16,500,000*
        WITH                  --------------------------------------------------
                                (10) SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                        16,500,000*
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
     SHARES                                                       [ ]

--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                     47.0%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON
                     CO
--------------------------------------------------------------------------------

* See Discussion under Item 5 of the Schedule 13D






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                 Cooper Industries, Inc. ("Cooper"), Coopind Inc. ("Coopind")
and CS Holdings International Inc. ("CS International") hereby amend their
Schedule 13D, dated June 1, 1994, as amended by Amendment No. 1 thereto, dated February 3, 1995 and as amended by Amendment No. 2 thereto, dated October 17, 1995 (as amended, the "Schedule 13D"), which relates to the common stock, par value $1.00 per share (the "Company Common Stock"), of Wyman-Gordon Company, a Massachusetts corporation (the "Company"), as set forth below.


                 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                 Item 6 of the Schedule 13D is hereby amended by adding the following:

                 In connection with the Offering, Cooper or one of its above named affiliates (the "Lender") and Salomon Brothers Inc ("Salomon"), one of the co-managers for the Offering intend to enter into a Securities Loan Agreement (the "Securities Loan Agreement") which provides that, subject to certain restrictions and with the agreement of the Lender, Salomon may from time to time borrow, return and reborrow Shares from the Lender; provided, however, that the number of Shares borrowed at any time may not exceed 750,000 Shares in the initial twelve-month period of the agreement; 1,000,000 Shares in the second twelve-month period of the agreement; and 1,250,000 Shares in the third twelve-month period of the agreement, subject to adjustment to provide anti-dilution protection. The Securities Loan Agreement contains limitations on the amount of Shares that Salomon can borrow on any day and from time to time and requires Salomon to return borrowed Shares within a specified period of time from the date of borrowing and prior to any record date. The foregoing is a summary of the information set forth in the Agreement and is qualified in its entirety by reference to the Agreement, the form of which is attached hereto as Exhibit 99.8 and incorporated herein by reference.

                 ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                 Item 7 of the Schedule 13D is hereby amended by adding the following:


Exhibit 99.8  -- Form of Master Securities Loan Agreement (Incorporated by
                 reference to Exhibit 99.4 to Amendment No. 1 to Registration Statement on Form S-3 of Cooper Industries, Inc. (File No. 33-63457) filed with the Securities and Exchange





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                 Commission on November 24, 1995.)


Exhibit 99.9  -- Amendment, dated May 26, 1994, to Investment Agreement dated as of January 10, 1994, between Cooper Industries, Inc. and Wyman-Gordon Company. (Incorporated by reference to Exhibit
                 99.3 to Amendment No. 1 to Registration Statement on Form S-3 of Cooper Industries, Inc. (File No. 33-63457) filed with the Securities and Exchange Commission on November 24, 1995.)





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                                   Signatures


                 After reasonable inquiry and to the best of the undersigneds' knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 3 to the Schedule 13D is true, complete and correct.

Date:    December 1, 1995                  COOPER INDUSTRIES, INC.

                                           /s/ Diane K. Schumacher
                                           Title:  Senior Vice President,
                                                   General Counsel and
                                                   Secretary

Date:    December 1, 1995                  COOPIND INC.

                                           /s/ Karen E. Herbert
                                           Title:  Assistant Secretary

Date:    December 1, 1995                  CS HOLDINGS INTERNATIONAL INC.

                                           /s/ Karen E. Herbert
                                           Title:  Assistant Secretary





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